September 26, 2007

Mail Stop 4651

By U.S. Mail and facsimile to (203) 837–2518

Mr. Stephen F. Angel
President and Chief Executive Officer
Praxair Inc.
39 Old Ridgebury Road
Danbury, Connecticut 06810-5113

>   **Re: Praxair Inc.**
>   **Definitive 14A**
>   **Filed on March 15, 2007**
>   **File Number 001-11037**

Dear Mr. Angel:

We have limited our review of your definitive proxy statement to your executive compensation and other related disclosure and have the following comments. Our review of your filing is part of the Division's focused review of executive compensation disclosure.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call me at the telephone number listed at the end of this letter.

In some comments we have asked you to provide us with additional information so we may better understand your disclosure. Please do so within the time frame set forth below. You should comply with the remaining comments in all future filings, as applicable. Please confirm in writing that you will do so and also explain to us how you intend to comply. Please understand that after our review of all of your responses, we may raise additional comments.

If you disagree with any of these comments, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.

Compensation Discussion and Analysis, page 23

1. You have not provided a quantitative discussion of the terms of the necessary targets to be achieved in order for your executive officers to earn their incentive

compensation. Please disclose the specific items of company performance and the individual objectives used to determine incentive amounts and how your incentive awards are specifically structured around such performance goals and individual objectives. Please note that qualitative goals generally need to be presented to conform to the requirements of Item 402(b)(2)(v) of Regulation S-K. To the extent you believe that disclosure of the targets is not required because it would result in competitive harm such that the targets could be excluded under Instruction 4 to Item 402(b) of Regulation S-K, please provide on a supplemental basis a detailed explanation for such conclusion. Please also note that to the extent that you have an appropriate basis for omitting the specific targets, you must discuss how difficult it would be for the named executive officers or how likely it will be for you to achieve the undisclosed target levels or other factors.

2. Please explain to us supplementally the purpose and meaning of the disclaimers in the last sentence in each of the first two paragraphs on page 23.

Elements of Direct Compensation for Executive Officers, page 27

3. You disclose salary, annual performance-based variable compensation and other elements for the summary compensation table; however, it is unclear how you determined the specific amounts for each element for your officers. Please clearly disclose how you determined the actual amount for each element for your officers. Refer to Item 402(b) of Regulation S-K.

4. You disclose different elements of compensation. Please specifically state why you pay each element of compensation. Refer to Item 402(b)(1)(iv).

Summary Compensation Table, page 33

5. Your chairman's total compensation is more than three times higher than your next highest paid named executive officer. In the last paragraph of Section II(B)(1) of Release 33-8732, the Commission says that where policies and decisions for such officers are materially different, they should be discussed separately. Please disclose these policies and decisions.

Potential Payments Upon Termination or Change-in-Control, page 43

6. You discuss payments and benefits received pursuant to Executive Severance Compensation Agreements and other arrangements. Please disclose in your narrative how you determined the appropriate payment and benefit levels under the various circumstances that trigger payments or provision of benefits. Besides the employment agreement, please provide background on how you determined such appropriate levels and why you structured these payments and benefits in this manner. Refer to Item 402(j)(3).

Director Compensation, page 48

7. Please disclose the grant date fair value of stock and option awards to directors. Refer to Instruction to Item 402(k)(2)(iii) and (iv) of Regulation S-K.

Please respond to our comments by October 26, 2007, or tell us by that time when you will provide us with a response.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

When you respond to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to comments.

Please contact me at (202) 551-3422 with any questions.

Sincerely,

Timothy A. Geishecker
Senior Counsel